COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200

02 MAR 13 AM 8:21

February 11, 2002

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

02015789

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language press release, published by several wire services regarding Commerzbank which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the right undersigned at (212) 266-7214.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Bernd Kallmeyer
Vice President & Counsel (USA)

Daniela Machado
Assistant Cashier

enclosure

Press release

For the business editor

February 4, 2002

Commerzbank Results 2001:

- Cost-cutting offensive starts to grip
- 40 cents/share dividend recommended
- 283m euro in restructuring costs

The Commerzbank Group last year achieved a pre-tax profit of 37m euros, with a net profit of 92m euros. The still provisional figures also include a high one-off expense of 283m euros for restructuring costs. As Klaus-Peter Müller, chairman of the bank's board of managing directors, reported to the supervisory board on February 4, a dividend of 0.40 euros, half that of the previous year, will also be recommended.

With total assets topping 510bn euros, up more than 10 percent, net interest income increased a good two percent. At the same time, provisions for possible loan losses, in light of weaker economic performance, increased more than one-third to 935m euros. The lower net commission income (minus 16 percent) contrasts with the 20 percent higher trading profit, partially due to the first-time application of IAS 39. As a result of increased cost-cutting measures, the growth rate in operating expenses slowed from 18 percent in the first half of the year to less than seven percent for the year as a whole. In the Other operating result, the minus 179m euro includes both amortization of goodwill and a special charge for the German Industry Foundation Initiative ("Stiftungsinitiative der deutschen Wirtschaft") for paying compensation to WWII forced-labor victims.

The Board sees its dividend recommendation as an expression of confidence in 2002. For the current year the Bank, in light of its initiated restructuring measures, plans a clear improvement in its earnings.

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Kommunikation - Presse -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.de

Commerzbank Group Income Statement 2001 (unaudited)
in million euros:

	2001	2000
Net interest income before provisioning	3597	3516
Provision for possible loan losses	-935	-685
Net commission income	2277	2724
Trading profit	1146	949
Hedging profits	66	--
Result on financial investments	200	80
Operating expenses	-5852	-5477
Other operating result	-179	1127
Profit from ordinary activities	320	2234
Restructuring expenses	-283	--
Pre-tax profit	37	2234
Taxes on income	110	-823
Profit/loss attributable to minority interests	-55	-69
Net profit	92	1342
Cost/income ratio without restructuring	82.3%	65.2%
Cost/income ratio with restructuring	86.3%	